Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Showcasing the Heritages of American and US Airways

Within the history of aviation, American Airlines and US Airways both have rich legacies that follow the exciting, dynamic trajectory of aviation history. Founded in 1930 and 1939 respectively, each company started from humble beginnings: shuttling packages back and forth between cities in the Eastern U.S. and the Midwest as part of a newfangled service known as airmail. The two companies grew over the decades and blended with other airlines to create the networks we have today – two networks that will soon become the single most connected route system in the world.

We’re focused on the future, but aren’t losing sight of where we’ve been. Here are a few of the historic moments that have shaped our operations and cultures over the years.

American Airlines	US Airways

1926: On April 15, 1926 Charles

Lindbergh flies from Chicago’s

Maywood Air Mail Field to deliver

specially-postmarked mail to Lambert-

St. Louis Flying Field. Lindbergh was

chief pilot of Robertson Aircraft

Corporation, which combined with

other companies to form American

Airways, Inc. in 1930.

1939: All American Aviation brings

airmail service for the first time to small communities in western Pennsylvania and the Ohio Valley.

1949: All American Aviation changes

its name to All American Airways and

transitions to passenger service. Five

years later it changes its name again to Allegheny Airlines.

1934: American Airlines, Inc. was

founded.

1958: Ruth Carol Taylor joins Mohawk Airlines, making her the first African- American flight attendant in the country’s history.

1936: American flies the world’s first commercial Douglas DC-3 flight with a trip from Chicago to New York.

1957: The world’s first special facility for Flight Attendant training, the

American Airlines Stewardess College (today called the American

Airlines Training & Conference Center), is built in Dallas/Fort Worth.

1968: Allegheny merges with Lake

Central Airlines, marking the first instance – but by no means the last

– of consolidation for the company.

1959: American ushers in the Jet Age when it introduced coast-to-

coast jet service with Boeing 707s.

1972: Mohawk Airlines merges with Allegheny.

1979: Allegheny Airlines changes its name to USAir, and then to US

Airways in the late 1990s.

1964: American hires its first African-American pilot: Captain Dave

Harris.

1981: The AAdvantage travel awards program is unveiled to reward frequent fliers, the first marketing program of its kind in the industry.

These and other historic firsts are an immutable part of our cultures, and will continue to shape our combined company in years to come.

If you haven’t already, check out the infographic on newAmericanarriving.com that captures the important history of both great airlines.

What are your favorite historic moments from working at American or US Airways? Share them in a future issue by emailing us at corp.comm@aa.com / corporatecommunications@usairways.com.

corporate.communications@usairways.com	Send us your questions!	corp.comm@aa.com

Uniforms Through the Years

American’s Service clerks loading cargo onto a DC3 aircraft.

Aloha! These “Hawaii-only” uniforms from 1981 certainly added a festive flair to the work day.

Here’s a look at American’s fleet service uniforms – which haven’t changed in 29 years.

At American, we all recognize our classic pilot uniform. The decorated brim on the hat distinguishes him as a captain. We introduced a scarf option for female pilots to add a feminine touch.

After looking back at our uniforms throughout the years, it’s exciting to think about what’s next. We’re hard at work compiling the findings from the recent uniform survey, and can’t wait to share what we heard. Stay tuned to new Jetnet and Wings – the results will be shared soon!

2 corp.comm@aa.com	Send us your questions!	corporate.communications@usairways.com

Culture Club: A Round of Applause, Please

American and US Airways are committed to responsible and ethical business practices, both on the ground and in the air. Over the years our efforts have earned us substantial recognition, ranging from industry awards to national distinctions that attest to the exceptional service and skill of our employees. Here’s a sampling of the ways we have, and will continue to, inspire each other and those around us.

American Airlines

> In 2012, American’s Diversity Advisory Council was recognized as one of the “Top 25 Diversity Councils” in the nation for the fourth consecutive year for actively promoting diversity and inclusion within the company.

> American was among 66 U.S. employers that received the 2012 “Best Employers for Healthy Lifestyles” Gold award, honoring American for its commitment to promoting a healthy workplace and lifestyle.

> American received a 100 percent Corporate Equality Index (CEI) rating from the Human Rights Campaign (HRC) Foundation, marking its 11th consecutive year of achieving a perfect score. Employers with a rating of 100 percent are further recognized as “Best Places to Work” for lesbian, gay, bisexual and transgender (LGBT) equality.

> American Airlines Cargo was named the “Best Cargo Airline of the Americas” for the sixth consecutive year by Air Cargo News, and recognized as the “2012 International Airline of the Year” by the Express Delivery and Logistics Association (XLA). Both awards were determined by customer votes.

US Airways

> US Airways has been repeatedly recognized by the HRC Foundation for its outstanding record of human rights. The company earned a 100 percent CEI rating six years in a row and once again ranked among the top companies this year, earning a 90 percent score. HRC also praised US Airways’ business resource group, Spectrum, for supporting LGBT community events.

> US Airways was recognized for the third consecutive year by Military Times EDGE magazine as one of the top “Best for Vets” Employers of 2013. The only airline on the list, US Airways was acknowledged for the importance it places on the military family in the workplace and in the communities it serves. US Airways was also named in U.S. Veterans Magazine’s “Best of the Best” list for the company’s recruitment and retention programs.

> LATINA Style magazine selected US Airways for the third year running as one of the 50 best companies for Latinas to work for in the U.S., making it the only airline recognized in 2012’s LATINA Style 50 Report.

> Aviation Week and Overhaul & Maintenance magazine presented US Airways with the 2012 Aviation Maintenance, Repair and Overhaul (MRO) of the Year Award for outstanding achievement and innovation in the area of technical operations.

corporate.communications@usairways.com	Send us your questions!	corp.comm@aa.com	3

New Places, New Faces

American: San Diego, California (SAN)



Catch some rays and relax at one of San Diego's many beaches.

The Journey

› Airport: San Diego International Airport
› Beginning June 12, American will offer a new daily nonstop round-trip flight between MIA and SAN.
› With the addition of this route, American and American Eagle will offer 25 daily flights from SAN and serve the airport from all five hubs.
› Aircraft: Boeing 737-800

The Destination

› Population: 1,326,179
› The second largest city in California, San Diego boasts more than 70 miles of coastline.

Fun Facts

› With average daily temperatures of around 70 degrees no matter the season, San Diego is a popular escape for vacations in both summer and winter.
› The world's oldest, still working ship, the "Star of India," has its home port in San Diego. The ship was built in 1863 and has circumnavigated the globe 21 times.
› San Diego is a great destination for beach bums, but there's more to do than sit on the beach. For a more active day, check out the San Diego Zoo, home to more than 3,700 rare and endangered animals and more than 650 different species.
› Put the top down on the convertible and take a nostalgic ride along historic Highway 101 – California's first highway, built in the 1700s as a road connecting the state's string of missions across the coastline.

US Airways: Venice, Italy (VCE)



Grab a cappuccino at one of the many sidewalk cafes lining the Grand Canal, the city's main waterway.

The Journey

› Airport: Venice Marco Polo Airport
› Get there nonstop from Philadelphia International Airport (PHL) via seasonal service from May – November 2013.
› Aircraft: Airbus A330-200

The Destination

› Official Language: Italian
› Population: Approximately 260,000 in metro Venice
› Venice is one of the most popular tourist destinations in the world, but the city is only the 11th biggest in Italy.

Fun Facts

› Venice's Marco Polo airport is named after the famed world traveler, a Venetian, and the airport is on the Italian mainland about five miles north of Venice.
› More than 8 million passengers transit VCE annually, and the city's buses and rail service whisk you to downtown Venice.
› Built on 118 islands with wood planks embedded in the sea bed, the city boasts of 170 bell towers, 416 bridges and famous sidewalk cafés!
› More than 350 gondolas transport residents, tourists and goods through the city's 177 canals, including the s-shaped Grand Canal which runs in the middle of the city.
› Gondolas and other types of boats race through the canals throughout the year, highlighted by the Historical Regatta which dates back to 1500. The annual event takes place on September 1, 2013 with a famous flotilla parade.
› "Voga alla Veneta" is not yoga by any stretch, rather it is the various practices and disciplines used to steer gondolas through Venice's famous canals.

4 corp.comm@aa.com Send us your questions! corporate.communications@usairways.com

Tending to Legal

Following is legal language, which we’re required to print on each internal and external publication related to the merger.

Cautionary Statement Regarding

Forward-Looking Statements

Additional Information and Where to Find It

This document includes forward-looking statements within

the meaning of the Private Securities Litigation Reform Act of

1995. These forward-looking statements may be identified

by words such as “may,” “will,” “expect,” “intend,” “anticipate,”

“believe,” “estimate,” “plan,” “project,” “could,” “should,”

“would,” “continue,” “seek,” “target,” “guidance,” “outlook,”

“forecast” and other similar words. These forward-looking

statements are based on AMR’s and US Airways’ current

objectives, beliefs and expectations, and they are subject

to significant risks and uncertainties that may cause actual results and financial position and timing of certain events

to differ materially from the information in the forward-

looking statements. The following factors, among others,

could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of

the proposed transaction, including integrating operations

and achieving anticipated synergies; the price of, market

for and potential market price volatility of common stock

of the ultimate parent entity following the closing of the

proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company

following the closing; potential limitations on the use of

certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic,

business, competitive, and/or regulatory factors affecting

the business of the combined company after the closing and

the businesses of US Airways and AMR generally, including

those set forth in the filings of US Airways and AMR with

the SEC, especially in the “Risk Factors” and “Management’s

Discussion and Analysis of Financial Condition and Results of

Operations” sections of their respective annual reports on

Form 10-K and quarterly reports on Form 10-Q, their current

reports on Form 8-K and other SEC filings, including the

registration statement and the proxy statement/prospectus

related to the proposed transaction. Any forward-looking

statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways

assumes any obligation to publicly update or supplement any

forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these

forward-looking statements except as required by law.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US

Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Permission to use quotes neither sought nor obtained.

American Airlines and US Airways do not, by their

reference to or distribution of these statements, imply

their endorsement of or concurrence with the opinions,

conclusions or recommendations quoted above.

Stay in the Know

We’ll continue sending you updates to keep you informed. In the meantime, please visit:

New Jetnet (newjetnet.aa.com) or Wings (wings.usairways.com)

www.newAmericanarriving.com – a website dedicated to the new American Airlines

Follow us on Twitter at @AmericanAir, @USAirways and @USemployees, and on

Arrivals May 29, 2013 ISSUE 15

Facebook (AmericanAirlines and US Airways)

Past issues available on new Jetnet and Wings

Questions: corp.comm@aa.com or corporate.communications@usairways.com

corporate.communications@usairways.com

Send us your questions!

corp.comm@aa.com

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